EXHIBIT 99.1

Evotec SE reports results of Annual General Meeting 2022

•	ALL AGENDA ITEMS ADOPTED WITH THE REQUIRED MAJORITY

•	CAMILLA MACAPILI LANGUILLE ELECTED AS NEW MEMBER OF THE SUPERVISORY BOARD; KASIM KUTAY RESIGNS FROM SUPERVISORY BOARD

•	AUTHORISED CAPITAL 2022 RESOLVED

•	REVISED REMUNERATION SYSTEM FOR MANAGEMENT BOARD APPROVED

Hamburg, Germany, 22 June 2022:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that its shareholders approved all proposals the Company’s Management put to vote at the Company’s virtual Annual General Meeting 2022 with the required majority.

In a presentation titled “Reaching the goal with higher speed and confidence”, CEO Dr Werner Lanthaler and CFO Enno Spillner presented Evotec SE’s current strategic, scientific and technological developments, highlights of the 2021 business year and the commitment to sustainability/ESG. Evotec is committed to increasing the probabilities of success in research and development. With AI & ML enabled platforms that are based on patient data, human disease models, and biomarkers, Evotec intends to identify clinical relevance early and improve patient stratification strategies.

All actions of the Management Board and the Supervisory Board were approved by the Annual General Meeting 2022 for the fiscal year 2021. Furthermore, the shareholders confirmed the appointment of BDO AG Wirtschaftsprüfungsgesellschaft, Hamburg, as auditors for the fiscal year 2022.

The Annual General Meeting also elected a new member of the Supervisory Board: Effective immediately, Camilla Macapili Languille will become a new member of the Supervisory Board of Evotec SE. Camilla Macapili Languille is Canadian citizen and Head of Life Sciences & Healthcare Investments at the Mubadala Investment Company (“MIC”) in Abu Dhabi, United Arab Emirates. Since 2013 she held different positions at MIC and previously worked as an analyst and Investment Manager at JPMorgan Securities Inc. (USA), Virgin Management Ltd. (UK) and Daiwa Capital Advisory Partners (France). Moreover, she has more than 20 years of experience in corporate finance and investments in the areas of private equity, public equities and LP investments, with a focus on healthcare.

Camilla Macapili Languille succeeds Kasim Kutay in the Supervisory Board who resigns from his position for personal reasons. Kasim Kutay was member of Evotec’s Supervisory Board from June 2020.

“I would like to express my sincere thanks, also on behalf of my colleagues on the Evotec Management Board, to our Supervisory Board member Kasim Kutay for the great cooperation over the last two years. We always appreciated his very qualified advice and constructive feedback. At the same time, I would like to warmly welcome Camilla Macapili Languille to the Supervisory Board of Evotec SE. We look forward to working with her,” said Dr Werner Lanthaler, Chief Executive Officer of Evotec.

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Likewise, the shareholders approved with the required majority the cancellation of the Authorised Capital 2021 and the creation of a new authorised capital (Authorised Capital 2022) in the amount of 20% of the Company’s share capital with the possibility to exclude shareholders’ subscription rights.

Furthermore, the Annual General Meeting 2022 agreed to create conditional capital for the issuance of subscription rights to members of the Management Board of Evotec SE, to members of management bodies of affiliated companies in Germany and abroad as well as to selected executives of Evotec SE and affiliated companies in Germany and abroad in the context of a Share Performance Plan 2022.

At the Annual General Meeting 2021, a new remuneration system was presented by the Management Board and the Supervisory Board and approved by the required majority of shareholders. After an intensive exchange with the shareholders of Evotec SE, the Supervisory Board decided to submit a reviewed and revised remuneration system to the Annual General Meeting 2022 for resolution, despite the approval.

This revised remuneration system for the Management Board and the Supervisory Board has now been approved by the Annual General Meeting 2022 with a clear majority of 94.48%. Likewise, the presented Remuneration Report 2021 of Evotec SE received the majority approval of the shareholders (53.18%).

In total, 65.68% of the registered share capital was represented at the virtual Annual General Meeting 2022.

More information on the Company’s Annual General Meeting including the voting results on all agenda items can be found on the Company’s website at https://www.evotec.com/en/invest/annual-general-meeting.

ABOUT EVOTEC SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this “Data-driven R&D Autobahn to Cures” for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,200 highly qualified people. The Company’s 15 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on Twitter @Evotec and LinkedIn.

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FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Media Contact Evotec SE:

Gabriele Hansen, SVP Head of Global Corporate Communications & Marketing, Phone: +49.(0)40.56081-255, gabriele.hansen@evotec.com

IR Contact Evotec SE:

Volker Braun, SVP Head of Global Investor Relations & ESG, Phone: +49.(0)40.56081-775, volker.braun@evotec.com

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